January 28, 2008

Jennifer Magro
Chief Financial Officer
Salomon Smith Barney AAA Energy Fund II LP.
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

     Re: **Salomon Smith Barney AAA Energy Fund II LP**
             Form 10-K for Fiscal Year Ended
             December 31, 2006
             Filed March 30, 2007
             Form 10-Q for Quarterly Period Ended
             June 30, 2007
             Filed August 14, 2007
             File No. 000-50272

Dear Ms. Magro:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Kevin Woody
             Accounting Branch Chief